Exhibit 4.16

EXECUTION VERSION

PRIVATE & CONFIDENTIAL

From:    Santander UK plc (the “Agent”) for itself and as facility agent for the Finance Parties (under and as defined in the Revolving Facility Agreement).

To:	Red Football Limited (the “Company”) as the Company and as Obligors’ Agent (under and as defined in the Revolving Facility Agreement (as defined below))

4 November 2022

Dear Sirs

Re: Revolving facility agreement originally dated 14 October 2020 (as amended and restated pursuant to an amendment and restatement agreement dated 4 March 2021, an amendment and restatement agreement dated 13 December 2021, an amendment and restatement agreement dated 26 April 2022 and as further amended and/or amended and restated from time to time) between, among others, the Company and Santander UK plc as Original Lender and Agent, to make available a revolving facility to Manchester United Football Club Limited as Original Borrower (the “Revolving Facility Agreement”)

We refer to the Revolving Facility Agreement. Words and expressions defined in the Revolving Facility Agreement have the same meanings when used in this letter unless otherwise defined in this letter or the context otherwise requires.

Unless otherwise stated, references to a “Clause” or a “Schedule” are to the corresponding clause or schedule of the Revolving Facility Agreement.

The Company is entering into this letter for itself and on behalf of the other Obligors pursuant to Clause 2.4 (Obligors’ Agent).

1.	BACKGROUND AND AMENDMENTS TO THE REVOLVING FACILITY AGREEMENT

1.1

Pursuant to Clause 26.2 (Financial condition) of the Revolving Facility Agreement, the Company is required to ensure, subject to an exception for the occurrence of a Football Season Disruption Event during the period beginning on 31 March 2021 and ending on (and including) 30 September 2022 (or such earlier date as the Company or a Borrower shall have notified in writing to the Agent), that for each Relevant Period, Consolidated EBITDA for such Relevant Period is not less than £65,000,000.

1.2

The Company has requested an amendment to Clause 26 (Financial Covenant) of the Revolving Facility Agreement, to reduce the required amount of Consolidated EBITDA for the period beginning on 31 December 2022 and ending on (and including) 31 March 2023 (or such earlier date as the Company or a Borrower shall have notified in writing to the Agent) from not less than £65,000,000 to not less than £25,000,000, together with any other consequential amendments as more specifically set out in the Schedule to this letter.

1.3

In accordance with Clause 41 (Amendments and Waivers) the Majority Lenders have agreed to amend Clause 26 (Financial Covenant) by deleting it in its entirety and replacing it as set out in the Schedule to this letter, such amendment to take effect from the date on which the Company countersigns this letter.

2.	CONTINUITY AND CONSENT OF THE GUARANTORS

2.1	Continuing obligations

Except as varied or waived by the terms of this letter, the Revolving Facility Agreement will remain in full force and effect and any reference in the Revolving Facility Agreement or any other Finance Document to such Revolving Facility Agreement or to any provision of such Revolving Facility Agreement will be construed as a reference to such Revolving Facility Agreement, or that provision, as varied or waived by this letter.

2.2	Continuing Guarantees

The Company on behalf of the Guarantors hereby consents, acknowledges and agrees to the amendments and other matters set forth in this letter and hereby confirms and ratifies in all respects the guarantee in Clause 23 (Guarantee and Indemnity) (including without limitation the continuation of each Guarantor’s payment and performance obligations thereunder upon and after the effectiveness of this this letter) and the enforceability of such guarantee against such Guarantor in accordance with its terms. In addition, the Company confirms that each security interest created under the Transaction Security Documents shall remain in full force and effect.

3.	REPRESENTATIONS AND WARRANTIES

The Company represents and warrants to the Agent that the Repeating Representations are true and accurate in all respects (or, in the case of such Repeating Representations which are not otherwise subject to a materiality threshold or qualification in accordance with their terms, are correct in all material respects) as at the date of this letter.

4.	GENERAL

4.1	Construction

The provisions of Clause 1.2 (Construction), Clause 37 (Notices), Clause 39 (Partial Invalidity), Clause 40 (Remedies and Waivers) and Clause 46 (Enforcement) shall apply to this letter as if set out in this letter, but as if references in those Clauses to the Revolving Facility Agreement were references to this this letter.

4.2	Counterparts

This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

4.3	Finance Documents

This letter is designated as a Finance Document by the Company and the Agent.

4.4	Third Party Rights

(a)

Unless expressly provided to the contrary in this letter, a person who is not a party has no right under the Contracts (Rights of Third Parties) Act 1999 (or any analogous provision under any applicable law) to enforce or enjoy the benefit of any term of this letter.

(b)	Notwithstanding any term of this letter, the consent of any person who is not a party is not required to amend, rescind or otherwise vary this letter at any time

4.5	Governing law

This letter and any non-contractual obligations arising out of or in connection with it is governed by English law.

We would be grateful if you could sign and return this letter as acknowledgment of your agreement to the above.

Yours faithfully,

SANTANDER UK PLC

for itself and as facility agent for and on behalf of the Finance Parties

Signature:	/s/ Christopher Longsdale
Name:	Christopher Longsdale
Title:	Associate Director

[Manchester United RCF Amendment Letter – Santander UK plc Signature Page]

Agreed and accepted:

RED FOOTBALL LIMITED

(for and on behalf of itself and each Obligor)

Signature:	/s/ Joel Glazer
Name:	Joel Glazer
Title:	Director

[Manchester United RCF Amendment Let/er - Red Football limited Signature Page]

SCHEDULE

26.	FINANCIAL COVENANT
26.1	Financial definitions

In this Agreement:

“Borrowings” means, at any time, the outstanding principal, capital or nominal amount (including any capitalised interest accretions in respect of any instrument issued at a discount and any other similar amount) of any Financial Indebtedness (other than under paragraph (f) of the definition thereof).

“Consolidated EBITDA” means, for any Relevant Period, the consolidated profits of the Group from ordinary activities before taxation in respect of that Relevant Period and (without double counting):

(a)	before deducting any amount attributable to the amortisation or impairment of intangible assets (including goodwill) or the depreciation or impairment of tangible assets;
(b)	before deducting any Consolidated Net Finance Charges;
(c)

before deducting any one-off expenses or charges incurred in connection with the incurrence or issuance of (i) any Financial Indebtedness under or which is permitted by the Finance Documents or (ii) any other equity issuance which is permitted by the Finance Documents;

(d)	before taking into account any items treated as exceptional or extraordinary items;
(e)	before taking into account any accrued interest received by or owing to any member of the Group;
(f)	before taking into account any realised and unrealised exchange gains and losses including those arising on translation of currency debt;
(g)	before taking into account any gain or loss arising from an upward or downward revaluation of any asset or arising from the acquisition or disposal of player registrations;
(h)	after deducting the amount of any profit of any member of the Group which is attributable to minority interests;
(i)

after deducting the amount of any profit of any investment or entity (which is not itself a member of the Group) in which any member of the Group has an ownership interest to the extent that the amount of such profit included in the financial statements of the Group exceeds the amount (net of applicable withholding tax) received in cash by members of the Group through distributions by such investment or entity;

(j)	after excluding the amount of any profit or loss which is attributable to any Material Disposal made in the Relevant Period; and

(k)	after deducting, to the extent not already taken into account, all rent and other property costs of a revenue nature,

in each case, to the extent added, deducted, taken into account or excluded, as the case may be, for the purposes of determining profits of the Group from ordinary activities before taxation.

“Consolidated Net Finance Charges” means, for any Relevant Period, the aggregate amount of interest, all regular or periodic commission, fees or discounts in the nature of interest accrued in respect of Borrowings of the Group in respect of that Relevant Period and (without double counting):

(a)	excluding any such obligations owed to any other member of the Group;
(b)

including the interest element whether paid or payable, in respect of leasing and hire purchase payments under lease or hire purchase arrangements which would, in accordance with the Accounting Principles, be treated as finance or capital leases;

(c)	including any accrued commission, fees, discounts and other finance payments paid or payable by any member of the Group under any interest rate hedging arrangement;
(d)	deducting any accrued commission, fees, discounts and other finance payments owing to or received by any member of the Group under any interest rate hedging instrument;
(e)	deducting any accrued interest owing to or received by any member of the Group on any deposit or bank account or in respect of Cash Equivalent Investments; and
(f)

excluding any up-front arrangement fees, up-front underwriting fees, up-front commitment fees, up-front participation fees or up-front agency fees paid in connection with the Facility on the Closing Date by any member of the Group (except where any such fee is in excess of a reasonable market rate).

“COVID-19” means the disease known as coronavirus disease or COVID-19, the virus known as severe acute respiratory syndrome coronavirus 2 (SARS-COV-2) and (in each case) any evolutions, mutations or variants thereof and whether or not such evolution, mutation or variant is known, or referred to, as “coronavirus” or “COVID-19”.

“Financial Quarter” means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

“Financial Year” means the annual accounting period of the Group ending on or about 30 June in each year.

“First Amendment Period” means the period beginning on 31 March 2021 and ending on (and including) 30 September 2022 (or such earlier date as the Company or a Borrower shall have notified in writing to the Agent).

“Football Season Disruption Event” means:

(a)

for each Relevant Period ending on or before 30 June 2021 the cancellation or postponement of five or more scheduled home matches of the men’s first team representing Manchester United Football Club due to ongoing restrictions related to COVID-19; and

(b)

for each Relevant Period ending on or after 31 March 2021 and on or before the end of the First Amendment Period, (i) the inability to operate the Stadium at full capacity at any time during the First Amendment Period and/or (ii) the cancellation or postponement of five or more scheduled home matches of the men’s first team representing Manchester United Football Club at any time during the First Amendment Period, in each case, due to ongoing restrictions related to COVID-19.

“Quarter Date” means each of 31 March, 30 June, 30 September and 31 December.

“Relevant Period” means each period of twelve months ending on the last day of each Financial Quarter.

“Second Amendment Period” means the period beginning on 31 December 2022 and ending on (and including) 31 March 2023 (or such earlier date as the Company or a Borrower shall have notified in writing to the Agent).

26.2	Financial condition

Subject to Clause 26.4 (Champions League Non Qualification Event) below, the Company shall ensure that, commencing with the Relevant Period ending on 30 September 2020, Consolidated EBITDA for each Relevant Period is not less than £65,000,000, or (i) if a Football Season Disruption Event occurs during the First Amendment Period, £25,000,000 until the end of the First Amendment Period, or (ii) during the Second Amendment Period, £25,000,000 until the end of the Second Amendment Period.

26.3	Financial testing

Subject to Clause 26.4 (Champions League Non Qualification Event) below, the financial covenant set out in Clause 26.2 (Financial condition) shall be calculated in accordance with the Accounting Principles and tested by reference to each of the financial statements delivered pursuant to paragraphs (a) and (b) of Clause 25.1 (Financial statements) and/or each Compliance Certificate delivered pursuant to Clause 25.2 (Provision and contents of Compliance Certificate).

26.4	Champions League Non Qualification Event
(a)

For the purposes of calculating the financial covenant set out in Clause 26.2 (Financial condition), if a Champions League Non Qualification Event occurs, the Company may elect, at any time prior to the end of the Financial Year in which such Champions League Non Qualification Event occurs, to adjust the definition of Consolidated EBITDA for each Financial Quarter falling in the Financial Year in respect of which the first team of MUFC is not in the first round group stages (or its equivalent from time to time) of the Champions League by adding back an amount equal to “X” in each such Financial Quarter (the “Adjusted Quarters”) where:

“X” corresponds to the amount set out in Schedule 14 (Table of Values for X) for that Financial Quarter minus the following:

(i)	the net amount received by the Group in that Financial Quarter in respect of matches (both home and away) and media payments relating to UEFA cup performances; and
(ii)	the net amount of any reduction to player salaries in that Financial Quarter arising out of the existing contractual provisions as a result of the Champions League Non Qualification Event.
(b)

At the same time as the Company makes an election under paragraph (a), it shall supply to the Agent a certificate signed by a director of the Company (i) confirming the value of X and the amount of each Adjustment and setting out (in reasonable detail) computation of those amounts and (ii) attaching a copy of the Champions League Adjustment Spreadsheet (following the Adjustments).

(c)

If the Majority Lenders give notice to the Agent that they do not agree with the calculations of any of the Adjustments contained in the certificate described in paragraph (b) above (acting reasonably), the Company and the Agent will consult in good faith for a period of not more than 10 Business Days with a view to correcting the calculations of the Adjustments.

(d)

If agreement has not been reached within the 10 Business Day period referred to in paragraph (c) above then, at the request of the Majority Lenders (and at the expense of the Company), the Agent may appoint an auditor of international repute (in consultation with the Company) to determine the amount of the Adjustments (and, consequently, the value of “X”) and such determination shall (in the absence of manifest error) be binding on the Parties.

(e)

For the avoidance of doubt, for the purposes of calculating the financial covenant set out in Clause 26.226.2 (Financial condition) only, Consolidated EBITDA in any Relevant Period which contains one or more Adjusted Quarters shall be calculated using the adjusted values of Consolidated EBITDA set out in paragraph (a) above for each such Adjusted Quarter.

(f)	The above election may only be made twice over the life of the Facility and may not be made during two consecutive Financial Years.
26.5	Equity Cure
(a)

No Event of Default under this Clause 26 insofar as it relates to a failure to comply with Clause 26.2 (Financial condition) will occur if all or part of the cash proceeds (the “Equity Investment”) received by the Company pursuant to any Additional Shareholder Funding or any Subordinated Shareholder Funding, during or after the end of that Relevant Period but no later than 20 Business Days after the earlier of (i) the date on which the relevant Compliance Certificate is required to be delivered to the Agent pursuant to Clause 25.2 (Provision and contents of Compliance Certificate) and (ii) the date on which it is delivered to the Agent, may be designated in writing by the Company to the Agent as being provided for the purposes of this Clause 26.5 (the “Equity Cure Amount”), and if designated as such shall have the effect that the financial covenant set out in Clause 26.2 (Financial condition) is calculated or, as the case may be, recalculated as if the Consolidated EBITDA of the Group had been increased by an amount equal to the Equity Investment and any Equity Investment so made in respect of any Relevant Period shall be deemed to have been made immediately prior to the last date of such Relevant Period.

(b)

The Company shall not be entitled to exercise its rights under this Clause 26.5 (an “Equity Cure Right”) on more than four occasions prior to the Termination Date or in respect of consecutive Financial Quarters, except that any exercise of an Equity Cure Right during the First Amendment Period shall not be included in the restrictions set out in this paragraph (b).

(c)

There shall be no restriction on the amount of any Equity Investment exceeding the minimum amount required to prevent or, as the case may be, cure any failure to satisfy the financial test set out in Clause 26.2 (Financial condition), provided that, the amount of the Equity Cure Amount exceeding the minimum amount required to prevent or, as the case may be, cure any failure to satisfy the financial test set out in Clause 26.2 (Financial condition) shall be as soon as reasonably practicable applied to permanently repay or prepay any Senior Secured Debt.

(d)	Subject to paragraph (c) above, there shall be no requirement to apply any Equity Cure Amount in prepayment of any Facility.
(e)

Any Equity Cure Amount shall not count towards any other permission or usage or purpose (including in respect of the baskets relating to Restricted Payments (as defined in Schedule 15 (Restrictive Covenants)) as set out in Clause 2 (Restricted Payments) of Schedule 15 (Restrictive Covenants)) for so long as the Equity Cure Amount continues to be included in the calculation of Consolidated EBITDA as set out in paragraph (i) below.

(f)

In relation to any Equity Cure Amount provided prior to the date of delivery of the relevant Compliance Certificate for the Relevant Period, the Compliance Certificate for that Relevant Period shall set out the revised financial covenant calculations for the Relevant Period and confirm that such Equity Cure Amount has been provided.

(g)

In relation to any Equity Cure Amount provided following the date of delivery of the relevant Compliance Certificate for the Relevant Period, promptly following receipt of the Equity Cure Amount by the Company, the Company shall deliver a revised Compliance Certificate to the Agent setting out the revised financial covenant calculations for the Relevant Period.

(h)

If, after giving effect to the adjustment referred to in paragraph (a) above, the financial covenant in Clause 26.2 (Financial condition) would have been met, then the requirements of Clause 26.2 (Financial condition) shall be deemed to have been satisfied as at the relevant original date of determination and any breach of any term of the Finance Documents, Default or Event of Default occasioned thereby shall be deemed to have been permanently remedied and cured for all purposes under the Finance Documents.

(i)	For the avoidance of doubt, the Equity Cure Amount shall be deemed to be included in calculating Consolidated EBITDA for the purposes of the financial covenant in Clause 26.2 (Financial condition) until the date on which the Equity Cure Amount deemed to have been invested into the Group falls out of any subsequent Relevant Period.

(j)

Notwithstanding any provision of this Agreement and in particular Clause 2 (Restricted Payments) of Schedule 15 (Restrictive Covenants), the Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment during the First Amendment Period and/or the Second Amendment Period if at the time of such Restricted Payment Consolidated EBITDA for the Relevant Period immediately preceding the date of such Restricted Payment is less than £65,000,000.